Exhibit 99.2

Vitru Limited

Unaudited interim

condensed consolidated

financial statements

June 30, 2022

Vitru Limited

Unaudited interim condensed consolidated statements of financial position at

(In thousands of Brazilian Reais)

		June 30,	December 31,
	Note	2022	2021
ASSETS

CURRENT ASSETS
Cash and cash equivalents	6	113,077	75,587
Short-term investments	6	147,659	253,042
Trade receivables	7	265,048	140,560
Income taxes recoverable		10,442	7,747
Prepaid expenses	9	22,184	34,957
Financial assets	10	37,433	-
Other current assets		10,165	2,891
TOTAL CURRENT ASSETS		606,008	514,784

NON-CURRENT ASSETS
Trade receivables	7	6,215	5,933
Indemnification assets		8,519	8,624
Deferred tax assets	8	-	83,350
Logn-term financial assets	10	26,970	-
Other non-current assets		3,647	1,641

Right-of-use assets	11	366,519	136,104
Property and equipment	12	183,608	106,839
Intangible assets	13	4,539,245	670,152
TOTAL NON-CURRENT ASSETS		5,134,723	1,012,643

TOTAL ASSETS		5,740,731	1,527,427

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statements of financial position at

(In thousands of Brazilian Reais)

		June 30,	December 31,
	Note	2022	2021
LIABILITIES

CURRENT LIABILITIES
Trade payables		76,652	41,706
Lease liabilities	11	53,788	27,204
Labor and social obligations	15	81,344	25,015
Taxes payable		11,084	3,253
Prepayments from customers		26,297	10,321
Accounts payable from acquisition of subsidiaries	16	841,253	149,765
Other current liabilities		5,768	2,078
TOTAL CURRENT LIABILITIES		1,096,186	259,342

NON-CURRENT
Lease liabilities	11	285,721	134,328
Loans and financing	14	1,939,222	-
Share-based compensation	5	43,987	52,283
Provisions for contingencies		27,789	14,872
Deferred tax liabilities	8	645,736	-
Other non-current liabilities		1,605	474
TOTAL NON-CURRENT LIABILITIES		2,944,060	201,957

TOTAL LIABILITIES		4,040,246	461,299

EQUITY	18
Share capital		8	6
Capital reserves		1,629,146	1,039,588
Retained earnings		71,331	26,534
TOTAL EQUITY		1,700,485	1,066,128

TOTAL LIABILITIES AND EQUITY		5,740,731	1,527,427

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the three and six months periods ended June 30 2022 and 2021.

(In thousands of Brazilian Reais, except earnings per share)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
	Note	2022	2021	2022	2021
NET REVENUE	22	308,017	166,452	485,806	317,146

Cost of services rendered	23	(117,902)	(59,616)	(183,050)	(112,563)

GROSS PROFIT		190,115	106,836	302,756	204,583

General and administrative expenses	23	(70,883)	(20,248)	(84,713)	(42,045)
Selling expenses	23	(41,842)	(24,771)	(89,798)	(63,295)
Net impairment losses on financial assets	7	(38,613)	(27,890)	(64,333)	(52,908)
Other income (expenses), net	24	713	113	978	426
Operating expenses		(150,625)	(72,796)	(237,866)	(157,822)

OPERATING PROFIT		39,490	34,040	64,890	46,761

Financial income	25	14,458	8,630	29,478	17,822
Financial expenses	25	(62,722)	(17,819)	(76,740)	(31,317)
Financial results		(48,264)	(9,189)	(47,262)	(13,495)

PROFIT BEFORE TAXES		(8,774)	24,851	17,628	33,266

Current income taxes	8	(4,788)	(7,048)	(7,644)	(17,888)
Deferred income taxes	8	34,421	(2,242)	34,813	21,871
Income taxes		29,633	(9,290)	27,169	3,983

NET INCOME FOR THE PERIOD		20,859	15,561	44,797	37,249

Other comprehensive income		-	-	-	-

TOTAL COMPREHENSIVE INCOME		20,859	15,561	44,797	37,249

Basic earnings per share (R$)	19	0.82	0.68	1.84	1.62
Diluted earnings per share (R$)	19	0.76	0.63	1.72	1.51

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statement of changes in equity for the six months period ended June 30, 2022 and 2021.

(In thousands of Brazilian Reais)

		Capital reserves
	Share capital	Additional paid-in capital	Share-based compensation	Retained earnings (accumulated losses)	Total
DECEMBER 31, 2020	6	1,020,541	1,515	(44,114)	977,948

Profit for the period	-	-	-	37,249	37,249
Employee share program
Value of employee services	-	-	3,081	-	3,081

JUNE 30, 2021	6	1,020,541	4,596	(6,865)	1,018,278

DECEMBER 31, 2021	6	1,030,792	8,796	26,534	1,066,128

Profit for the period	-	-	-	44,797	44,797
Issuance of shares for business combination	2	560,544	-	-	560,546
Employee share program
Capital contributions	-	13,285	-	-	13,285
Issue of shares to employees	-	13,548	(13,548)	-	-
Value of employee services	-	-	15,729	-	15,729
JUNE 30, 2022	8	1,618,169	10,977	71,331	1,700,485

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statement of cash flows for the six months period ended June 30 2022 and 2021.

(In thousands of Brazilian Reais)

		Six Months Ended June 30,
	Note	2022	2021
Cash flows from operating activities
Profit before taxes		17,628	33,266
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	11 / 12 / 13	46,107	25,524
Net impairment losses on financial assets	7	64,333	52,908
Provision for revenue cancellation	7	352	398
Provision for contingencies		1,152	619
Accrued interests		62,532	11,460
Share-based compensation	20	7,833	9,669
Loss on sale or disposal of non-current assets		310	-
Modification of lease contracts		(257)	(200)
Changes in operating assets and liabilities:
Trade receivables		(110,526)	(64,581)
Prepayments		(133)	447
Other assets		(5,063)	5,741
Trade payables		30,567	2,811
Labor and social obligations		18,548	11,628
Other taxes payable		(108)	477
Prepayments from customers		(1,755)	(2,875)
Other payables		(1,094)	585
Cash from operations		130,426	87,877

Income tax paid		(10,339)	(11,622)
Interest paid	11 / 14 / 16	(10,268)	(12,716)
Contingencies paid		(1,918)	(2,299)
Net cash provided by operating activities		107,901	61,240

Cash flows from investing activities
Purchase of property and equipment	12	(9,268)	(9,086)
Purchase and capitalization of intangible assets	13	(15,836)	(15,570)
Payments for the acquisition of interests in subsidiaries, net of cash	16	(2,080,236)	(10,557)
Acquisition of short-term investments, net		105,383	36,365
Net cash used in investing activities		(1,999,957)	1,152

Cash flows from financing activities
Payments of lease liabilities	11	(6,414)	(5,093)
Proceeds from loans and financing , net of transaction costs		1,905,851	-
Costs related to future issuances	9	16,824	-
Capital contributions		13,285	-
Net cash provided by (used in) financing activities		1,929,546	(5,093)

Net increase in cash and cash equivalents		37,490	57,299

Cash and cash equivalents at the beginning of the period		75,587	85,930
Cash and cash equivalents at the end of the period		113,077	143,229
		37,490	57,299

See Note 26 for the main transactions in investing and financing activities not affecting cash.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

1.	Corporate information

Vitru Limited (“Vitru”) and its subsidiaries (collectively, the “Company” or “Group”) is a holding company incorporated under the laws of the Cayman Islands on March 05, 2020 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “VTRU”.

Until the contribution of Vitru Brasil shares to Vitru Limited, in September 2020, Vitru Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Vitru Limited’s consolidated financial information substantially reflect the operations of Vitru Brazil after the corporate reorganization.

Vitru is a holding company whose principal shareholders are Vinci Partners, through the investments funds “Vinci Capital Partners II FIP Multiestratégia”, “Agresti Investments LLC”, “Botticelli Investments LLC”, Raffaello Investments LLC”, the Carlyle Group, through the fund “Mundi Holdings I, L.L.C.”, SPX Capital, through the investment fund “Mundi Holdings II, L.L.C.” and Neuberger
Berman, through the investment fund NB Verrochio LP.

The Company is principally engaged in providing educational services in Brazil, mainly undergraduate and continuing education courses, presentially through campuses, or via distance learning, through 2.028 (December 31, 2021 – 939) learning centers (“hubs”) across the country.

These unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on August 23rd, 2022.

1.1.	Significant events during the period

a)	Operating events

Seasonality:

The distance learning undergraduate courses are structured around separate monthly modules. This enables students to enroll in distance learning courses at any time during a semester. Despite this flexibility, generally a higher number of enrollments in distance learning courses occurs in the first and third quarters of each year. These periods coincide with the beginning of academic semesters in Brazil. Furthermore, there is a higher number of enrollments at the beginning of the first semester of each year than at the beginning of the second semester of each year. In order to attract and encourage potential new students to enroll in undergraduate courses later in the semester, the Group often offers discounts, generally equivalent to the number of months that have passed in the semester. As a result, given revenue from semiannual contracts are recorded over the time in a semester, revenue is generally higher in the second and fourth quarters of each year, as additional students enroll in later in the semester. Revenue is also higher later in the semester due to lower dropout rates during that same period.

Leases (Note 11):

With the opening of new hubs according to the Group’s expansion strategy, new lease contracts were signed for the Group’s own hubs during the six months ended June 30, 2022. During this period, the Group also concluded renegotiation of terms of a few lease contracts for the extension of lease period at reduced prices. Such new and amended lease contracts resulted in an increment of R$ 4,390 to both right-of-use assets and lease liabilities.

Capital contributions:

On February 2022 SOP participants settled 6,200 new shares that were issued on September 2020, regarding the realization of SOP options. The amount paid for the shares was R$ 579.

Share-based compensation (Note 15)

In the period between February and June 2022, first Stock Options Program (SOP) participants sold 454,466 shares on the market, thus ending the Company's purchase obligation, and changing the SOP from cash settled into equity settled. The impact caused by this operation was a reversal of R$ 62,563 in liabilities and a constitution of reserve in equity of R$ 13,548.

Allowance for doubtful accounts for expected credit losses (ECL) (Note 7)

On June 2022 the Company reviewed its allowance for doubtful accounts based on lifetime ECL due to synergies already implemented through the broader use of best practices from Unicesumar that generated improvements in the collection numbers from customers from the previous portfolios of the Company.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

b)	Business combination (Note 3)

On May 20, 2022, the company closed the purchase agreement (transaction date) of the entire share capital of CESUMAR - Centro de Ensino Superior de Maringá Ltda, or “Unicesumar” through its subsidiary Vitru Brasil Empreendimentos, Participações e Comércio e S.A. or “Vitru Brasil”, when the consideration provided for in the purchase and sale agreement was transferred and control of Unicesumar was transferred to the Company, after usual conditions precedent, including appreciation by a regulatory agency antitrust and other regulatory approvals.

c)	Issue of debenture bonds (Note 14)

On May 19, 2022, the company issued two series of debentures through its subsidiary Vitru Brasil, the first series comprising 500 bonds maturing between November 2023 and May 2024, and the second series comprising 1,450 bonds maturing between May 2025 and May 2024. 2027. The nominal value of the bonds of both series is R$ 1,000.00.

2.	Basis of preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements of the Group as of June 30, 2022, and for the three months ended June 30, 2022 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The information does not meet all disclosure requirements for the presentation of full annual consolidated financial statements and thus should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2021, prepared in accordance with International Financial Reporting Standards (“IFRS”).

The accounting policies adopted are consistent with those of the previous fiscal year and corresponding interim reporting period. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

There were no changes since December 31, 2021 in the accounting practices adopted for consolidation and in the direct and indirect interests of the Company in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements.

2.1.	Significant accounting estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2021.

2.2.	Financial instruments risk management objectives and policies

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements; they should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2021. There have been no changes in the risk management department or in any risk management policies since the year-end.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

3.	Business combinations

On August 23, 2021, we entered into a purchase agreement with the shareholders of CESUMAR - Centro de Ensino Superior de Maringá Ltda, or “Unicesumar”, to acquire the entire share capital of Unicesumar. The transaction was closed on May 20, 2022 (transaction date), when the consideration provided for in the purchase and sale agreement was transferred and control of Unicesumar was transferred to the Company, after usual conditions precedent, including appreciation by a regulatory agency antitrust and other regulatory approvals.

Unicesumar is a leading and fast-growing higher education institution in Brazil focused on the distance learning market, founded 30 years ago in Maringá - Paraná. Unicesumar has 999 centers and approximately 331 thousand students, of which 314 thousand are in digital education. Unicesuma also has significant on-site courses in the health area, mainly Medicine, with more than 1,600 students in the 348 courses.

The acquisitions were accounted for using the acquisition method where the consideration transferred and the identifiable assets and liabilities acquired were measured at fair value, while goodwill is measured as the excess of consideration paid over those items.

The following table presents the assets acquired and liabilities assumed in the business combination:

ASSETS	494,439
Cash and cash equivalents	62,017
Trade receivables	78,929
Financial assets	62,385
Income taxes recoverable	3,617
Prepaid expenses	3,918
Deferred tax assets	17,580
Other assets	4,984
Right-of-use assets	170,980
Property and equipment	78,096
Intangible assets	11,933

LIABILITIES	357,389
Trade payables	70,067
Lease liabilities	171,829
Labor and social obligations	37,781
Income taxes payable	11,556
Prepayments from customers	17,731
Dividends	30,000
Provisions for contingencies	12,510
Other liabilities	5,915

Total aquired net assets at fair value	137,050
Purchase consideration	3,279,333

Goodwill arising on acquisition	3,142,283

Purchase consideration

The total of consideration transferred was calculated based on the terms of the agreement with the former owners of Unicesumar shares, they received cash and Vitru Ltd shares just like determined in the terms of the business combination agreement.

The consideration consists of R$ 2.55 million paid in cash, 7,182 thousand of Vitru Ltd shares issued at the closing date and a contingent consideration where an additional of R$ 1 million will be paid for each new license to operate medical courses get in the next 5 years, with a maximum value of R$ 50 million:

Purchase consideration	3,279,333%
Cash payable at the acquisition date	2,162,500	65,94%
Payable after 12 months	525,681	16,03%
Contingent consideration	30,608	0,93%
Payable through the issuance of new Vitru shares	560,544	25,92%

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

Goodwill allocation

Fair value adjustments	1,516,987
Customer relationships	294,525
Brand	352,189
Non-compete agreement	272,416
Software	33,379
Teaching-learning material (TLM)	26,584
Operation licenses for distance learning	1,206,641
Leasing contracts	57,278
Licenses to operate medical courses	55,454
Deferred taxes on temporary differences	(781,479)
Goodwill	1,625,296

Total indentifiable assets + goodwill	3,142,283

From the date of acquisition to June 2022, Unicesumar contributed to revenue in the Consolidated Financial Statements as of June 30, 2022, in the amount of R$ 98,185 and 40,558 in the net profit for the six months ended June 30, 2022.

If the acquisitions had been concluded on January 1, 2022, the Company estimates its combined (include Company and the acquisition of Unicesumar) net revenue would have been R$ 831,747 and Net income of R$ 57,335 for the six months ended June 30, 2022.

These are preliminary disclosure, the effects on the financial statements are in review process for issue of the purchase price allocation report that is in progress and in the measurement period, as described in IFRS 3.

4.	Segment reporting

Segment information is presented consistently with the internal reports provided to the Senior management team, consisting of the chief executive officer, the chief financial officer and other executives, which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company’s strategic decisions.

In reviewing the operational performance of the Company and allocating resources, the CODM reviews selected items of the statement of profit or loss and of comprehensive income, based on relevant financial data for each of the Company’s operating segments, represented by the Company’s main lines of service from which it generates revenue, as follows:

●	Digital education undergraduate courses
●	Continuing education courses
●	On-campus undergraduate courses

Segment performance is primarily evaluated based on net revenue and on adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA). The Adjusted EBITDA is calculated as operating profit plus depreciation and amortization plus interest received on late payments of monthly tuition fees and adjusted by the elimination of effects from share-based compensation plus/minus exceptional expenses. General and administrative expenses (except for intangible assets’ amortization and impairment expenses), finance results (other than interest on tuition fees paid in arrears) and income taxes are managed on a Company’s consolidated basis and are not allocated to operating segments.

There were no inter-segment revenues in the period ended June 30, 2022 and 2021. There were no adjustments or eliminations in the profit or loss between segments.

The CODM do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and all the assets, liabilities and results are located in Brazil.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

a)	Measures of performance

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Three Months Ended June 30,	courses	courses	courses	Total allocated
2022
Net revenue	243,931	16,332	47,754	308,017
Adjusted EBITDA	113,347	10,641	16,023	140,011
% Adjusted EBITDA margin	46.47%	65.15%	33.55%	45.46%

2021
Net revenue	139,513	14,181	12,758	166,452
Adjusted EBITDA	54,423	7,746	6,217	68,386
% Adjusted EBITDA margin	39.01%	54.62%	48.73%	41.08%

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Six Months Ended June 30,	courses	courses	courses	Total allocated
2022
Net revenue	399,897	28,177	57,732	485,806
Adjusted EBITDA	163,462	17,532	20,055	201,049
% Adjusted EBITDA margin	40.88%	62.22%	34.74%	41.38%

2021
Net revenue	259,878	31,229	26,039	317,146
Adjusted EBITDA	90,310	17,189	15,792	123,291
% Adjusted EBITDA margin	34.75%	55.04%	60.65%	38.88%

The total of the reportable segments’ net revenues represents the Company’s net revenue. A reconciliation of the Company’s loss before taxes to the allocated Adjusted EBITDA is shown below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
Income before taxes	(8,774)	24,851	17,628	33,266
(+) Financial result	48,264	9,189	47,262	13,495
(+) Depreciation and amortization	31,234	11,687	46,107	25,524
(+) Interest on tuition fees paid in arrears	4,771	3,460	10,646	8,803
(+) Share-based compensation plan	13,328	4,690	7,833	9,669
(+) Other income (expenses), net	(713)	(113)	(978)	(426)
(+) Restructuring expenses	5,078	448	11,504	3,503
(+) M&A and Offering Expenses	23,818	1,949	24,352	2,509
(+) Other operational expenses unallocated	23,005	12,225	36,695	26,948
Adjusted EBITDA allocated to segments	140,011	68,386	201,049	123,291

b)	Other profit and loss disclosure

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Three Months Ended June 30,	courses	courses	courses	Unallocated	Total
2022
Net impairment losses on financial assets	31,303	1,654	5,656	-	38,613
Depreciation and amortization	14,162	135	8,208	8,729	31,234
Interest on tuition fees paid in arrears	3,676	232	863	-	4,771

2021
Net impairment losses on financial assets	24,265	3,347	278	-	27,890
Depreciation and amortization	7,688	390	1,962	1,647	11,687
Interest on tuition fees paid in arrears	2,728	210	522	-	3,460

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Six Months Ended June 30,	courses	courses	courses	Unallocated	Total
2022
Net impairment losses on financial assets	53,836	4,189	6,308	-	64,333
Depreciation and amortization	25,034	357	10,957	9,759	46,107
Interest on tuition fees paid in arrears	8,750	460	1,436	-	10,646

2021
Net impairment losses on financial assets	42,603	8,480	1,825	-	52,908
Depreciation and amortization	16,995	962	4,280	3,287	25,524
Interest on tuition fees paid in arrears	7,000	376	1,427	-	8,803

5.	Fair Value Measurement

As of June 30, 2022, the Company has only Share-based compensation liabilities measured at fair value, in the amount of R$ 43,987, which are classified in Level 3 of fair value measurement hierarchy given significant unobservable inputs used.

There were no transfers between Levels during the six months ended June 30, 2022.

The following table presents the changes in level 3 items for the six months ended June 30, 2022 and 2021 for recurring fair value measurements:

	Share-based compensation
	2022	2021
At the beginning of the year	52,283	46,260
Adjusted through profit and loss – general and administrative	(8,296)	6,149
As of June 30,	43,987	52,409

The Company assessed that the fair values of financial instruments at amortized cost such as cash and cash equivalents, short-term investments, current trade receivables and trade payables approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities, accounts payable from acquisition of subsidiaries and loans and financing have their carrying amount adjusted by their respective effective interest rate in order to be presented as close as possible to its fair value.

The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

	Weighted average inputs
	As of June 30,
Unobservable inputs	2022	2021	Relationship of unobservable inputs to fair value
Net operating revenue growth rate (i)	24.8%	22.5%

2021: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 435; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 433.

Pre-tax discount rate (ii)	11.2%	11.4%

2020: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 553; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 548.

(i) The growth rate of net operating revenue is based on the historical growth of the student base and management’s expectations of market development.

(ii) Pre-tax discount rate reflects specific risks relating to the segment and country in which the Company operates.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

6.	Cash and cash equivalents and short-term investments

	June 30,	December 31,
	2022	2021
Cash equivalents and bank deposits in foreign currency (i)	19,825	15,722
Cash and cash equivalents (ii)	93,252	59,865
	113,077	75,587

Investment funds (iii)	147,659	253,042

(i) Short-term deposits (mainly proceeds from the IPO) maintained in U.S. dollar.

(ii) Cash equivalents are comprised of short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.

(iii) Short-term investments, increased by the proceeds from the IPO, correspond to financial investments in Investment Funds, with highly rated financial institutions. As of June 30, 2022, the average interest on these Investment Funds is 10.27% p.a., corresponding to 101.68% of CDI. Despite the fact these investments have high liquidity and have insignificant risk of changes in value, they do not qualify as cash equivalents given the nature of investment portfolio and their maturity. Due to the short-term nature of these investments, their carrying amount is the same as their fair value.

7.	Trade receivables

	June 30,	December 31,
	2022	2021
Tuition fees	421,294	247,419
FIES and UNIEDU Guaranteed Credits	3,183	2,103
PEP - Special Installment Payment (i)	48,937	15,096
Provision for revenue cancellation	(4,543)	(4,191)
Allowance for expected credit losses of trade receivables	(197,608)	(113,934)
Total trade receivables	271,263	146,493

Current	265,048	140,560
Non-current	6,215	5,933

(i) In 2015, a special private installment payment program (PEP) was introduced to facilitate the entry of students who could not qualify for FIES, due to changes occurred to the program at the time. These receivables bear interests of 1.34% and, given the long term of the installments, they have been discounted at an interbank rate of 2.76%.

The aging list of trade receivables is as follows:

	June 30,	December 31,
	2022	2021
Receivables falling due	132,777	72,338

Receivables past due
From 1 to 30 days	48,434	27,368
From 31 to 60 days	37,921	25,949
From 61 to 90 days	42,202	22,782
From 91 to 180 days	71,681	40,326
From 181 to 365 days	106,822	75,855
More than 366 days	33,577	-
Provision for revenue cancellation	(4,543)	(4,191)
Allowance for estimated credit losses	(197,608)	(113,934)
	271,263	146,493

Cancellations consist of deductions of the revenue to adjust it to the extension it is probable that it will not be reversed, generally related to students that have not attended classes and do not recognize the service provided or are dissatisfied with the services being provided. A provision for cancellation is estimated using the expected value method, which considers accumulated experience and is updated at the end of each period for changes in expectations.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

Changes in the Company’s revenue cancellation provision are as follows:

	2022	2021
At the beginning of the year	(4,191)	(3,136)
Additions	(8,489)	(5,172)
Reversals	8,137	4,774
As of June 30,	(4,543)	(3,534)

The Company records the allowance for expected credit losses of trade receivables on a monthly basis by analyzing the amounts invoiced in the month, the monthly volume of receivables and the respective outstanding amounts by late payment range, calculating the recovery performance. Under this methodology, the monthly billed amount and each late payment range is assigned a percentage of probability of loss that is accrued for on a recurring basis.

When the delay exceeds 365 days, the receivable is written down. Even for written-off receivables, collection efforts continue, and their receipt is recognized directly in the statement of profit or loss, when incurred, as recovery of losses.

Changes in the Company’s allowance for expected credit losses are as follows:

	2022	2021
At the beginning of the year	(113,934)	(102,128)
Write-off of uncollectible receivables	55,275	47,976
Reversal	13,971	8,815
Business combinations	(74,616)	-
Allowance for expected credit losses	(78,304)	(61,723)
As of June 30,	(197,608)	(107,060)

8.	Current and deferred income tax

a)	Reconciliation of income tax in the statement of profit or loss

Income taxes differs from the theoretical amount that would have been obtained by using the nominal income tax rates applicable to the income of the Company entities, as follows:

	Six Months Ended June 30,
	2022	2021
Earnings before taxes	17,628	33,266
Statutory combined income tax rate - %	34%	34%
Income tax at statutory rates	(5,994)	(11,310)

Income exempt from taxation - ProUni benefit (i)	34,908	58
Unrecognized deferred tax asset on tax losses	(812)	(278)
Previously unrecognized tax losses used to reduce deferred tax (ii)	-	53
Difference on tax rates from offshore companies (iii)	1,254	17,442
Non-deductible expenses	(2,019)	(2,132)
Other	(168)	150
Total income tax and social contribution	27,169	3,983
Effective tax rate - %	(154)%	(12)%

Current income tax expense	(7,644)	(17,888)
Deferred income tax income	34,813	21,871

(i) The University for All Program - ProUni, establishes, through Law 11,096, dated January 13, 2005, exemption from certain federal taxes for higher education institutions that provide full and partial scholarships to low-income students enrolled in traditional undergraduate and technological undergraduate programs. The Company's higher education companies are included in this program.

(ii) The Company had unused tax loss carryforwards and temporary differences previously unrecognized. Given the continuous growth in Continuing Education activities for the years 2020 and 2019 and recent changes to the structure of its operations, the Company reviewed previously unrecognized tax losses and temporary differences, determining that it is now probable that taxable profits will be available, the tax losses can be utilized and temporary differences can be realized, and that are now expected to be used and realized until 2025.

(iii) Considering that the Company is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to all Company’s subsidiaries, operating entities in Brazil.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

b)Deferred income tax

	Balance sheet			Profit or loss
	June 30,	Business	December 31,	June 30,	June 30,
	2022	combinations	2021	2022	2021
Tax loss carryforward	40,945	-	14,410	26,535	(1,665)
Intangible assets on business combinations	(794,652)	(781,479)	(18,355)	5,182	1,045
Allowance for expected credit losses	62,707	11,772	47,128	3,807	2,667
Labor provisions	21,952	1,563	23,562	(3,173)	16,622
Lease contracts	8,619	-	8,394	225	713
Provision for revenue cancellation	1,545	-	1,426	119	136
Provision for contingencies	6,552	4,245	2,124	183	103
Other provisions	6,596	-	4,661	1,935	2,250
Total	(645,736)	(763,899)	83,350	34,813	21,871

Deferred tax assets	-		83,350
Deferred tax liabilities	645,736		-

The above deferred taxes were recorded at the nominal rate of 34%. Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however tax loss carryforwards can only be used to offset up to 30% of taxable profit for the year.

9.	Prepaid expenses

	June 30,	December 31,
	2022	2021
Costs related to future issuances (i)	7,128	23,952
Prepayments to employees	1,592	4,425
Prepayments to suppliers	7,259	4,111
Prepayments to hub partners	504	345
Software licensing	2,143	837
Insurance	302	102
Others	3,256	1,185
Prepaid expenses	22,184	34,957

(i) Transaction costs are defined as incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability. An incremental cost is one that would not have been incurred if the entity had not acquired, issued, or disposed of the financial instrument. The company had secured a firm credit line from leading Brazilian banks in an aggregate amount of R$1.95 billion (five-year financing) for the business combination with Unicesumar described on note 1.1.a. Until the closing of the agreement, the transaction costs related to loans, financing and share issuance will remain in prepaid expenses.

10.	Financial assets

June 30,
2022
Credit to hub partners – distance learning centers	67,207
Allowance for expected credit losses of financial assets	(2,804)
Financial assets	64,403

Current	37,433
Non-current	26,970

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

11.	Leases

Set out below, are the carrying amounts of the Company’s right-of-use assets related to buildings used as offices and hubs and lease liabilities and the movements during the period:

	Right-of-use assets	Lease Liabilities
As of December 31, 2021	136,104	161,532

New contracts	4,390	4,390
Re-measurement by index (i)	13,650	13,650
Lease modification	(5,221)	(5,478)
Business combinations	228,258	171,829
Depreciation expense	(10,662)	-
Accrued interest	-	10,268
Payment of principal	-	(6,414)
Payment of interest	-	(10,268)
As of June 30, 2022	366,519	339,509

Current	-	53,788
Non-current	366,519	285,721

(i) Lease liabilities and right-of-use assets were incremented with respect to variable lease payments that depend on an index or a rate, as a result of annual rental prices contractually adjusted by market inflation rate General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M.

The Company recognized rent expense from short-term leases and low-value assets of R$ 2,801 for the three and six months ended June 30, 2022 (2021 - R$ 1,865), mainly represented by leased equipment.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

12.	Property and equipment

	IT equipment	Furniture, equipment and facilities	Library books	Vehicles	Lands	Leasehold improvements	Construction in progress (i)	TOTAL
As of December 31, 2021
Net book value	15,446	32,518	2,976	—	—	54,719	1,180	106,839
Cost	33,650	61,177	20,994	—	—	76,494	1,180	193,495
Accumulated depreciation	(18,204)	(28,659)	(18,018)	—	—	(21,775)	—	(86,656)

Purchases	2,621	2,926	14	—	—	1,321	2,386	9,268
Transfers	—	907	—	—	—	1,317	(2,224)	—
Disposals	(310)	—	—	—	—	—	—	(310)
Business combinations	15,413	43,190	2,570	1,416	4,566	2,402	8,539	78,096
Depreciation	(2,923)	(2,677)	(617)	(51)	—	(4,017)	—	(10,285)
As of June 30, 2022
Net book value	30,247	76,864	4,943	1,365	4,566	55,742	9,881	183,608
Cost	83,320	147,536	37,493	4,591	4,566	81,936	9,881	369,323
Accumulated depreciation	(53,073)	(70,672)	(32,550)	(3,226)	—	(26,194)	—	(185,715)

13.	Intangible assets

	Software	Internal project development	Trademarks (i)	Operation licenses for distance learning	Licenses to operate medical courses	Non-compete agreements	Customer relationship	Teaching/ learning material - TLM	Goodwill	TOTAL
As of December 31, 2021
Net book value	20,744	44,887	53,985	245,721	—	—	—	—	304,815	670,152
Cost	66,664	65,216	85,163	245,721	—	10,826	100,695	7,344	372,268	953,897
Accumulated amortization and impairment	(45,920)	(20,329)	(31,178)	—	—	(10,826)	(100,695)	(7,344)	(67,453)	(283,745)
										—
Purchase and capitalization	2,205	13,631	—	—	—	—	—	—	—	15,836
Business combinations	39,462	—	352,192	1,212,488	55,454	272,416	294,525	26,584	1,625,296	3,878,417
Amortization	(4,935)	(5,834)	(3,372)	—	—	(4,004)	(6,030)	(985)	—	(25,160)
As of June 30, 2022
Net book value	57,476	52,684	402,805	1,458,209	55,454	268,412	288,495	25,599	1,930,111	4,539,245
Cost	130,740	78,847	437,388	1,458,209	55,454	283,242	395,220	33,928	1,997,564	4,870,592
Accumulated amortization and impairment	(73,264)	(26,163)	(34,583)	—	—	(14,830)	(106,725)	(8,329)	(67,453)	(331,347)

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

14.	Loans and financing

On May 19, 2022, the company issued through its subsidiary Vitru Brasil, two series of debentures, the first series containing 500 bonds maturing between November 2023 and May 2024, and the second series containing 1,450 bonds maturing between May 2025 and May 2027. The nominal value of each bond of both series is R$ 1,000.00.

a) Breakdown

			June 30,	December 31,
Type	Interest rate	Maturity	2022	2021
Debentures	CDI +2.9% and CDI +3.2% p.a	Nov/23 to May/27	1,939,222	-

Current			-	-
Non-current			1,939,222	-

b) Variation

Loans and
financing
As of December 31, 2021	-
Proceeds from issuance of debentures	1,950,000
Costs related to issuance of debentures	(44,149)
Accrued interest	33,371
As of June 30, 2022	1,939,222

c) Maturity

Loans and
financing
Maturity
2022	-
2023	248,618
2024	248,618
2025	576,794
2026	576,794
2027	288,398
As of June 30, 2022	1,939,222

15.	Labor and social obligations

	June 30,	December 31,
	2022	2021
Salaries payable	26,068	4,172
Social charges payable (i)	12,527	7,562
Accrued vacation	36,609	4,443
Accrual for bonus	5,379	8,683
Other	761	155
Total	81,344	25,015

(i) Comprised of contributions to Social Security (“INSS”) and to Government Severance Indemnity Fund for Employees (“FGTS”) as well as withholding income tax (“IRRF”) over salaries.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

16.	Accounts payable from acquisition of subsidiaries

2022
At the beginning of the year	149,765
Proceeds from acquisition of subsidiaries	677,428
Accrued Interest	19,266
Payment of principal	(5,206)
As of June 30	841,253

Current	841,253
Non-current	-

On February 28, 2016, the Company completed the acquisition of 100% of Uniasselvi and the amount of R$ 400,000 was paid on the act, R$ 119,159 was paid in December 2018, R$ 112,301 was paid in December 2019 and R$ 128,162 was paid in December 2020 and R$ 142,401 was paid in December 2021, and the remaining amounts are payable in one last installment, payable on December 31, 2022 and adjusted by the IPCA inflation rate.

On August 31, 2017, the Company completed the acquisition of 100% of FAC and FAIR and the amounts of R$ 10,511 was paid in December 2018, R$ 10,837 was paid in December 2019, R$ 11,327 was paid in December 2020, and R$ 12,543 was paid in December 2021, and the remaining amounts are payable in one last installment, payable on December 31, 2022 and adjusted by the IPCA inflation rate.

On January 19, 2021, the company settled the accounts payable from the acquisition that was under discussion with its creditors regarding the installment due in December 2019. The amount settled was R$ 10,557.

On May 20, 2022, the company completed the acquisition of 100% Unicesumar and the amount paid in cash was R$ 2,162,500, The amount of 492,063 will be paid in one last installment, payable on May 20, 2023, and adjusted by the IPCA inflation rate.

17.	Contingencies

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

Liabilities	Civil	Labor	Total
As of December 31, 2021	2,834	12,038	14,872
Additions	1,481	3,984	5,465
Business combinations	549	11,961	12,510
Accrued interest	2	25	27
Payments	(55)	(222)	(277)
Reversals	(1,480)	(3,328)	(4,808)
As of June 30, 2022	3,331	24,458	27,789

18.	Equity

a)	Authorized capital

The Company is authorized to increase capital up to the limit of 1 billion shares, subject to approval of the company management.

b)	Share capital

On September 2, 2020, each of Vitru’s shareholders had agreed to contribute their respective shares on Vitru Brazil to Vitru Limited, exchanging thirty-one common shares into one ordinary share of Vitru Limited.

As a consequence of this reverse share split, the share capital previously represented by 522,315,196 common shares, was reduced to 17,058,053 common shares. As a result of the share split, the Company’s historical financial statements have been revised to reflect number of shares and per share data as if the share split had been in effect for all periods presented.

Additionally, on September 22, 2020, the share capital of the Company was increased by 6,000,000 Class A shares through the proceeds received as a result of the IPO of US$ 96,000 thousand (or R$ 521,558). The net proceeds from the IPO were US$ 90,672 thousand (or R$ 492,612), after deducting share issuance costs amounting R$ 47,582.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

On 2021 the company issued 271,271 new shares regarding the realization of SOP options. From the total issued shares, 239,887 shares were not paid at the issue time and must be settled in 2022.

As of June 30, 2022, the Company’s share capital is represented by 28,573,902 common shares of par value of US$ 0.00005 each. The Company has issued only common shares, entitled to one vote per share.

c)	Capital reserve

Additional paid-in capital

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the ordinary course of business.

Share based compensation

The capital reserve is represented by reserve for share-based compensation programs classified as equity-settled.

The share-based payments reserve is used to recognize:

•	the grant date fair value of options issued to employees but not exercised.
•	the grant date fair value of shares issued to employees upon exercise of options.

d)	Dividends

The Company currently intends to retain all available funds and any future earnings, if any, to fund the development and expansion of the business and did not pay any cash dividends in the six months ended June 30, 2022, and do not anticipate paying any in the foreseeable future.

19.	Earnings per share
19.1.	Basic

Basic earnings per share is calculated by dividing the net income attributable to the holders of Company’s common shares by the weighted average number of common shares held by stockholders during the year.

The following table contains the earnings (loss) per share of the Company for three and six months ended June 30, 2022 and 2021 (in thousands except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
Basic earnings per share	2022	2021	2022	2021
Net income attributable to the shareholders of the Company	20,859	15,561	44,797	37,249
Weighted average number of outstanding common shares (thousands)	25,504	23,067	24,323	23,058
Basic earnings per common share (R$)	0.82	0.68	1.84	1.62

19.2.	Diluted

As of June 30, 2022, the Company had outstanding and unexercised options to purchase 1,725 thousand (2021 – 1,590 thousand) common shares which are included in diluted earnings per share calculation.

	Three Months Ended June 30,		Six Months Ended June 30,
Diluted earnings per share	2022	2021	2022	2021
Net income attributable to the shareholders of the Company	20,859	15,561	44,797	37,249
Weighted average number of outstanding common shares (thousands)	27,613	24,649	26,048	24,648
Diluted earnings per common share (R$)	0.76	0.63	1.72	1.51

The number of common shares outstanding was retrospectively adjusted due to the reverse share split of shares occurred in the corporate reorganization, described in note 17 (b).

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

20.	Shared-based compensation

The Group offers to its managers and executives two Share Option Plans with general conditions for the granting of share options issued by the Company to the participants appointed by the Board of Directors who, at its discretion, fulfill the conditions for participation, thereby aligning the interests of the participants to the interests of its stockholders, so as to maximize the Group's results and increase the economic value of its shares, thus generating benefits for the participants and other stockholders. It also provides participants with a long-term incentive, increasing their motivation and enabling the Group to retain quality human capital.

Participants from both plans have the right to turn all vested options into shares upon payment in cash, paying the Option Exercise Price as defined in the respective program that each participant is associated. The difference between the stipulated price in the program and the fair value of the share at the measurement date is recorded as equity.

Participants from the first plan shall have the right to require the Company to acquire all shares under its ownership to be held in treasury or for cancellation, upon payment, in cash, of the Put Option Exercise Price, for a given period as from the last Vesting Date, provided that no exit event has occurred up to the end of said period.

When all conditions applicable to the buyback of shares provided for in applicable laws and/or regulations are met, the Company shall pay the Participant the price equivalent to a certain amount of multiples of the Company's EBITDA minus the Net Debt, as set forth in each grant program, recorded as a liability.

The expense recognized for employee services received during the period is as follows:

	Six Months Ended June 30,
Expense arising from share-based payment transactions	2022	2021
Cash-settled - first plan	(8,296)	5,598
Equity-settled - first plan	13,548	-
Equity-settled - second plan	2,581	4,071
Total	7,833	9,669

The fair value of cash-settled transactions was calculated based on discounted cash flows. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

21.	Related parties

The Company has related parties relations with the following relationships and companies. All the presented companies are an indirect related party.

	Balance sheet		Profit or loss
	June 30,	December 31,	Six Months Ended June 30,
	2022	2021	2022	2021
Joint operations
CESUTEC - Centro De Ensino Sistematizado e Tecnologia da Educacao			(53)	-
WM Administracao e Participacoes Ltda			(87)	-
PL Administracao e Participacoes Ltda			(94)	-
Net revenue			(234)	-

Leases
SOEDMAR - Sociedade Educacional De Maringa Ltda.
Right-of-use assets	165,729	-
Depreciation expense			(938)	-
Lease liabilities	(167,904)	-
Interest on lease			(2,206)	-

Insurance
Austral Seguradora S/A
Prepaid expenses	77	152
General and administrative expenses			(75)	(76)

Short-term investments
FI Vinci Renda Fixa Credito Privado
Financial income			-	161

Donations
ICETI - Instituto Cesumar de Ciência, Tecnologia e Inovação
Other income (expenses), net			(257)	-

Legal services
Kloch Advocacia
General and administrative expenses			(54)	(54)

22.	Revenue

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Gross amount from services provided	393,590	208,414	625,846	397,997
(-) Cancellation	(4,165)	(2,173)	(8,137)	(4,774)
(-) Discounts	(22,827)	(6,307)	(34,629)	(12,153)
(-) ProUni scholarships (i)	(48,577)	(28,018)	(81,595)	(53,603)
(-) Taxes and contributions on revenue	(10,004)	(5,464)	(15,679)	(10,321)
Net revenue	308,017	166,452	485,806	317,146

Timing of revenue recognition
Transferred over time	304,651	163,754	475,288	310,407
Transferred at a point in time (ii)	3,366	2,698	10,518	6,739
Net revenue	308,017	166,452	485,806	317,146

(i) Scholarships granted by the federal government to students under the ProUni program are based on a fixed percentage approved by the government upon each student’s request and deducted from tuition gross amount from services provided during the entire duration of such student's undergraduate studies (regardless of the tuition fee set out in the service contract) and as long as the student continues to comply with the scholarship requirements imposed by the government for each semester during the undergraduate course. The Group recognizes the economic benefits from the ProUni scholarships as tax deductions, as applicable, following the policies described in Note 7.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

(ii) Revenue recognized at a point in time relates to revenue from student fees and certain education-related activities.

The Company`s revenues from contracts with customers are all provided in Brazil.

In three and six months ended June 30, 2022, the amounts billed to students for the portion to be transferred to the hub partner, in respect to the joint operations, are R$ 132,273 (2021 – R$ 88,832). As of June 30, 2022, the balance payable to the hub partners is R$ 33,182 (December 31, 2021 - R$ 11,703).

23.	Costs and expenses by nature

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Payroll (i)	110,177	54,218	157,686	108,626
Sales and marketing	30,037	19,201	74,255	53,655
Depreciation and amortization (ii)	31,234	11,687	46,107	25,524
Consulting and advisory services	29,243	5,467	37,118	9,284
Material	9,584	4,820	12,230	7,126
Maintenance	8,567	3,185	12,398	4,941
Utilities, cleaning and security	3,825	1,410	5,643	2,964
Other expenses	7,960	4,647	12,124	5,783
Total	230,627	104,635	357,561	217,903

Costs of services	117,902	59,616	183,050	112,563
General and administrative expenses	70,883	20,248	84,713	42,045
Selling expenses	41,842	24,771	89,798	63,295
Total	230,627	104,635	357,561	217,903

(i) Payroll expenses include for three and six months ended June 30, 2022 was R$ 149,853 (2021 – R$ 98,957) related to salaries, bonuses, short-term benefits, related social charges and other employee related expenses, and R$ 7,833 (2021 – R$ 9,669) related to share-based compensation.

	Six Months Ended June 30,		Six Months Ended June 30,
Depreciation and amortization (ii)	2022	2021	2022	2021
Costs of services	17,268	9,294	30,221	20,162
General and administrative expenses	7,839	2,392	9,759	5,360
Selling expenses	6,127	1	6,127	2
Total	31,234	11,687	46,107	25,524

24.	Other income (expenses), net

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Deductible donations	(367)	(75)	(442)	(150)
Contractual indemnities	(8)	(4)	(24)	(4)
Modification of lease contracts	-	113	257	200
Other revenues	1,353	100	1,465	413
Other expenses	(265)	(21)	(278)	(33)
Total	713	113	978	426

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

June 30, 2022 and 2021.

(In thousands of Brazilian Reais, except as otherwise indicated)

25.	Financial results

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Financial income
Interest on tuition fees paid in arrears	4,771	3,460	10,646	8,803
Financial investment yield	7,273	4,581	14,946	7,268
Foreign exchange gain	2,381	537	3,722	1,526
Other	33	52	164	225
Total	14,458	8,630	29,478	17,822

Financial expenses
Interest on accounts payable from acquisition of subsidiaries	(14,159)	(8,929)	(19,266)	(15,331)
Interest on lease	(6,129)	(3,983)	(10,268)	(7,928)
Interest on loans and financing	(33,371)	(2,666)	(33,371)	(4,682)
Foreign exchange loss	(1,450)	(1,251)	(3,774)	(1,351)
Other	(7,613)	(990)	(10,061)	(2,025)
Total	(62,722)	(17,819)	(76,740)	(31,317)

Financial results	(48,264)	(9,189)	(47,262)	(13,495)

26.	Other disclosures on cash flows

Non-cash transactions

In the six months ended June 30, 2022:

●	The amount of R$ 18,040 (2021 - R$ 14,417) regarding additions (new contracts and re-measurement by index) on right-of-use assets, was also added in the lease liabilities line item.
●	The amount of R$ 1,251 (2021 – R$ 2,071) regarding provision for contingencies of responsibility of the sellers of subsidiaries acquired in prior years, was reversed to the indemnification assets line item in non-current assets

***